KEYSTONE AMERICA HARTWELL EMERGING GROWTH FUND, INC.


         Revised Article III, Section 4 of the By-Laws as adopted by the Board of Directors on June 19, 1996:


         SECTION 4. ELECTION AND TERM OF DIRECTORS. At each Annual Meeting of Shareholders, the shareholders shall elect Directors to hold office until the next annual meeting. Each Director shall hold office until the expiration of the term for which he or she is elected, and until his or her successor has been elected and qualified. A Director holding office shall automatically retire on December 31 of the year in which he or she reaches the age of seventy-five.




Dated: September 13, 1996